December 21, 2012

VIA E-MAIL AND EDGAR TRANSMISSION

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A. – Petrobras Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 2, 2011 File No. 1-15106

Dear Mr. Schwall:

By letter dated September 24, 2012, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual report on Form 20-F filed on April 2, 2012 (the “2011 Form 20-F”), by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”).  Petrobras responded by letter dated October 19, 2012, and the Commission responded with follow-up comments by letter dated December 7, 2012. Petrobras is submitting herewith, via EDGAR and e-mail, responses to the Commission’s December 7 letter.  For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

General

1.
We note your response to comment 1 in our letter dated September 24, 2012. You list in your response the dollar amount of investments you made in Iran in 2009, 2010 and 2011. Please tell us what the investments related to, since you also state in the response that you exited the Tusan block in July 2009.

Response to Comment 1

We exited the Tusan Block on July 13, 2009 and most of the amounts in question spent in Iran from 2009 through 2011 relate to costs associated with the demobilization of our operations in the country. These amounts were in fact expenses, relating to the cost of rent of our office space, cost of repair of drilling equipment, the cost of personnel (until our last employee left Iran in July 2010), and administrative expenses for services such as accounting and legal services, not investments for accounting purposes.  We refer to these amounts as investments for our internal purposes, but for accounting purposes they are expenses. Our response to comment 1 of your letter dated September 24, 2012 should have described these amounts as expenses rather than investments. We have made no investments in Iran after we have exited the Tusan Block.

Comment

Audited Consolidated Financial Statements

Consolidated Notes to the Financial Statements

Note 4 – Summary of Significant Accounting Policies, page F-21

2.
We note that comment 5 in our letter dated September 24, 2012 requested that you review your accounting policy disclosures to ensure completeness and consistency with IFRS. Please confirm that you reviewed all of your policy disclosures in responding to our prior comment.

Response to Comment 2

We hereby confirm that we have reviewed all our accounting policy disclosures to ensure that they are complete and consistent with IFRS and we will implement improvements in future filings on Form 20-F to conform our terminology to the terminology used by the relevant IFRS standard as issued by the IASB.

Comment

3.
In connection with the preceding comment, it appears that the policy disclosure provided to us with regard to provisions as part of your response to comment 5 in our letter dated September 24, 2012 continues to use language that is not consistent with IAS 37. Please provide us with a draft of your revised policy disclosure regarding provisions and contingent liabilities.

Response to Comment 3

In future filings on Form 20-F, we will revise our disclosure regarding Legal Proceedings and Contingencies.  We have made further revisions to our disclosure from our original response to comment 5 of your letter dated September 24, 2012. Please see below in bold and underlined the revisions we intend to make to Note 28 - Legal proceedings and contingencies:

Note 28 - Legal proceedings and contingencies

The Company is a defendant in numerous legal proceedings involving civil, tax, labor, corporate and environmental issues arising in the normal course of its business. Based upon the advice of its internal legal counsel and on management’s best estimates, the Company has classified the potential outflow of future economic benefit.  ~~loss contingencies of such proceedings as either probable, reasonably possible or remote.~~

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote.

28.1           Provisions for Legal proceedings ~~classified as probable losses~~

~~The Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.~~ The main provisions ~~proceedings that comprise this classification~~ relate to: the withholding of income taxes for securities issued outside of Brazil; losses and damages as a result of the cancellation of an assignment of federal VAT (IPI) credits to a third party; and indemnifications for fishermen arising out of an oil spill that occurred in Rio de Janeiro in January 2000.

In addition, based on studies undertaken in 2011, the Company reassessed claims related to an oil spill in the Terminal São Francisco do Sul – President Vargas Refinery in July 2000. ~~reclassifying the loss contingency from possible to probable and estimating the Company’s exposure as of December 31, 2011 at US$33.~~ Based on the reassessment, a provision of U.S.$ 33 was recognized as of December 31, 2011.

The amounts recorded as provisions (net of judicial deposits) for legal proceedings  are as follows:

28.2           Contingent liabilities for Legal proceedings ~~classified as possible losses~~

The following tables provide a summary of the legal proceedings that the Company has classified as ~~possible losses.~~ contingent liability.

Comment

Note 4.6 – Property, Plant and Equipment, net, page F-25

4.
We note your response to comment 6 in our letter dated September 24, 2012. Your response states that you maintained U.S. GAAP policies for successful-efforts accounting when you adopted IFRS. Please revise the disclosure in your future Exchange Act filings to state that your policy is to calculate depletion expense using the units of production method based on estimated proved reserves for capitalized acquisition costs and estimated proved developed reserves for capitalized exploratory well costs or tell us if you have a different basis for calculating depletion expense. Refer to paragraph 17(b) of IAS 1.

Response to Comment 4

In future filings on Form 20-F, we will revise our disclosure regarding our depreciation policy.  We have made further revisions to our disclosure from our original response to comment 6 of your letter dated September 24, 2012. Please see below in bold and underlined the revisions we intend to make to Note 4.6 – Property, plant and equipment, net and Note 4.7 Intangible assets:

Note 4.6 – Property, plant and equipment~~, net~~

[………]

Depreciation

Depreciation, depletion and amortization of proved oil and gas producing properties~~, except for signature bonus,~~ are accounted for according to the unit-of-production method applied to the depreciable amount of the asset. ~~applied on a field by field basis~~, ~~based on the ratio of reserves produced. .~~  The depreciable amount is the cost of the asset, less its residual value if material.

Depreciation (amortization) of capitalized costs of exploratory wells that have found proved reserves and capitalized development costs is computed based on  the units of production over the total proved developed oil and gas reserves, applied on a field by field basis.

Reserves are estimated by the Company’s technical experts according to the criteria established by the U.S. Securities and Exchange Commission – SEC. Estimates are revised for depreciation, depletion and amortization purposes at least once a year or on interim basis, if material changes occur.

The straight-line method is used for assets with a useful life shorter than the life of the field.

Note 4.7 – Intangible assets

Intangible assets are stated at the cost, less accumulated amortization and impairment losses. It comprise rights and concessions that include: the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs), including assignment agreement in blocks of the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Amortization of signature bonus (capitalized acquisition costs) of producing properties is recorded using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis. Other intangible assets with definite useful life are amortized on a straight line basis.

*  *  *

Petrobras makes the following acknowledgments:

•	Petrobras is responsible for the adequacy and accuracy of the disclosure in its respective filings;

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	Petrobras may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at (212) 225 2414 or ngrabar@cgsh.com or Francesca Odell at (212) 225 2531 or flodell@cgsh.com at Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

         /s/ Almir Guilherme Barbassa
Petróleo Brasileiro S.A.—Petrobras
Name: Almir Guilherme Barbassa
Title:   Chief Financial Officer and Chief Investor Relations Officer

         /s/ Sérvio Túlio da Rosa Tinoco
Petrobras International Finance Company
Name: Sérvio Túlio da Rosa Tinoco
Title:   Chief Financial Officer

cc:	Nicolas Grabar Francesca L. Odell Cleary Gottlieb Steen & Hamilton LLP